UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Pluristem Therapeutics Inc.

(Name of Issuer)
Common Stock, par value $0.00001 per share

(Title of Class of Securities)
72940R102
(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
a.      ☐ Rule 13d-1(b)
b.      ☑ Rule 13d-1(c)
c.      ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	72940R102	Page	2	of	6

1	NAMES OF REPORTING PERSON. I.R.S. Identification Nos. of above persons (entities only) Cranshire Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		347,826 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		347,826 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	347,826 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	72940R102	Page	3	of	6

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Downsview Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		347,826 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		347,826 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	347,826 (see Item 4))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO; HC

CUSIP No.	72940R102	Page	4	of	6

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Mitchell P. Kopin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		347,826 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		347,826 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	347,826 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.9% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

     This Amendment No. 1 is being filed jointly by Cranshire Capital, L.P., Downsview Capital, Inc., and Mitchell P. Kopin (each, a “Reporting Person,” and collectively, the “Reporting Persons”) and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 14, 2008 (the “Schedule 13G”).
     Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.
Item 4. Ownership.
     (a) and (b):
As of the close of business on December 31, 2008, each of the Reporting Persons may be deemed to beneficially own 347,826 shares of Common Stock issuable upon exercise of the Warrant held by Cranshire, and all such shares of Common Stock represent beneficial ownership of approximately 2.9% of the Common Stock, based on (1) 11,458,662 shares of Common Stock issued and outstanding as of December 24, 2008, as disclosed in the Schedule 14A filed by the Issuer with the SEC on December 29, 2008, plus (2) 347,826 shares of Common Stock issuable upon exercise of the Warrant held by Cranshire.
     (c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:      0      .
(ii) Shared power to vote or to direct the vote      347,826       .
(iii) Sole power to dispose or to direct the disposition of       0       .
(iv) Shared power to dispose or to direct the disposition of       347,826       .
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑ .
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 11, 2009

CRANSHIRE CAPITAL, L.P. By: Downsview Capital, Inc., its general partner
By:	Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.
By:	Mitchell P. Kopin
Mitchell P. Kopin, President

Mitchell P. Kopin
Mitchell P. Kopin